EXHIBIT 3.18

Management Discussion and Analysis and Financial Review

for the

Fourth Quarter and Twelve Months ended December 31, 2005

(expressed in US Dollars)

March 9th, 2006

1.        Highlights: 2005 and the Fourth Quarter

•	Record Net Earnings of $152.8 million or $2.48 per share in 2005, an increase of 446% compared with 2004.

•	Record Net Earnings of $57.1 million or $0.93 per share in the fourth quarter, an increase of 514% compared to 2004.

•	Copper production in 2005 of 119,117 tonnes (263 million pounds), an increase of 187% compared with 2004.

•	Cash flow from Operating Activities of $101.0 million ($1.64 per share) in the fourth quarter and $236.1 million ($3.84 per share) for 2005.

•	Inaugural Dividends of $4.0 million paid to Company shareholders in 2005. Final dividend for 2005 of CA$0.265 per share (26.5 Canadian cents) declared, payable in 2006.

•	Commercial production at Kansanshi commenced in April 2005. Fourth quarter production was 29,558 tonnes (65.1 million pounds) an increase of 28% over third quarter production.

•	Detailed design of the Guelb Moghrein project in Mauritania is now complete and construction is progressing to completion.

•	The Frontier project Environmental Impact Assessment and Environmental Management Plans were formally approved and the Exploitation permit granted by the DRC Government. Project activity has commenced.

For further information on the Company, reference should be made to Section 2 or its public filings (including its most recently filed AIF) which are available on SEDAR at www.sedar.com. Information is also available at the Company’s website at www.first-quantum.com. The following annual information is prepared in accordance with Canadian GAAP and denominated in US dollars, unless otherwise noted.

MD&A 2005	www.first-quantum.com

MD&A 2005 (expressed in US Dollars)	www.first-quantum.com

2.        Company Overview

First Quantum Minerals Ltd. (the “Company”) is a Canadian mining company whose principal activities include mineral exploration, development, mining, and the production of London Metal Exchange (LME) grade “A” copper cathode, copper in concentrate, gold and sulphuric acid. The discussion and analysis contained in this MD&A follows the reporting segments as described in the Company’s latest financial statements.

For the purposes of this discussion, the 80% owned Kansanshi operation is located near Solwezi, in Zambia and produces grade “A” copper cathode and copper in concentrate. The concentrate produced also includes a gold credit. The Kansanshi operation consumes acid from the Bwana/Lonshi operation’s Solwezi acid plant located on the same site. The wholly owned Bwana/Lonshi operation includes the open pit mine at Lonshi located in the Democratic Republic of Congo (DRC) and the Bwana processing plants located in Zambia. The Bwana/Lonshi operation produces grade “A” copper cathode and also includes three acid plants that manufacture sulphuric acid. Two of these plants are located at Bwana while the other plant is located at the Kansanshi site near Solwezi.

In Zambia, the Company owns the Kashime Copper Prospect and also has an effective 16.9% interest in Mopani Copper Mines Plc (Mopani). In the DRC, the Company is currently developing its Frontier project. In addition, its wholly owned subsidiary, Comisa, has the exclusive exploration rights over 37 exploration permits with a total surface area of 11,000 square kilometers in the DRC.

The Company is also in the process of constructing its Guelb Moghrein Copper-Gold Project in Mauritania which it has an 80% interest.

3.        2005 Annual Discussion

Consolidated Revenue

Operating revenues for the year ended December 31, 2005 were a record $444.6 million; 97.6% being derived from the Company’s core activity, copper mining. Copper revenues year on year increased significantly with the commencement of commercial production at Kansanshi and the improved copper production and realized copper price at the Bwana/Lonshi operation.

Copper revenues at Kansanshi for 2005 were $252.7 million, which was composed of $170.9 million for copper cathode and $81.8 million for copper in concentrate. Kansanshi revenue figures only include revenues from the commencement of commercial production on April 19, 2005. Copper revenues at Bwana/Lonshi were $181.4 million. For the purposes of financial reporting, treatment and refining charges (TC/RCs) and freight parity charges are recognized as a revenue deduction and are not included within the cost of sales.

Table 1:    Annual Revenue Statistics

	2003	2004	2005
Revenues (millions)
Copper	$49.4	$103.3	$434.1
Gold	--	--	6.7
Acid	11.0	10.2	3.8
Total Revenue	60.4	113.5	444.6

Realized copper price (per lb)	$0.75	$1.13	$1.66
Gross copper selling price	$0.78	$1.16	$1.79
Average LME cash copper price	$0.81	$1.30	$1.67

Sales Statistics (1)
Copper (tonnes)	29,769	41,539	118,602
Gold (ounces)	--	--	14,266
Acid (tonnes)	75,228	66,460	22,327

(1)	Copper sales and production volumes refer to contained copper in either concentrate or cathode.

The realized copper price was $1.66 per pound for the year, which was a significant increase from last year due to the rising market price for copper. The gross copper selling price for the year, before realization charges, for the year was $1.79 per pound, which was higher than the average LME cash price of $1.67 per pound, due to favourable contract pricing terms. The favourable adjustments arise from sales contracts with a quotation period (final pricing basis) in future months plus premiums that the Company receives for its cathodes over LME cash prices. During this period of continually increasing copper prices this has been favourable for the Company.

Certain copper sales agreements entered into by the Company call for “provisional pricing” based on the average applicable cash copper price for a specified future month. Included within copper revenue as at December 31, 2005 was 28,491 tonnes of copper that has been provisionally priced using a provisional average LME copper price of $2.06 per pound. This equates to approximately $129.5 million worth of total revenue included within the 2005 results that may be subject to adjustment as a result of copper price fluctuations between January 2006 and July 2006. The average LME cash price for January 2006 was $2.15 per pound and the average copper price for February 2006 was $2.26 per pound.

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MD&A 2005 (expressed in US Dollars)	www.first-quantum.com

Gold revenues represent a credit from the sale of copper concentrates at Kansanshi. Each tonne of concentrate generally contains between 3 and 10 grams of gold for which a net credit is received by the Company after the deduction of the gold realization charges. For the year, gold revenues totalled $6.7 million for 14,266 ounces of gold.

Revenue from surplus acid sales fell from $10.2 million in 2004 to $3.8 million in 2005. This decrease was principally due to an increase in internal acid consumption at Bwana/Lonshi resulting from the increased copper production.

Consolidated Cost of Sales and Cash Costs

Cost of sales for 2005 increased by 182% to $151.9 million, which is consistent with the 187% increase in copper production due to the commencement of commercial production at Kansanshi and the increased copper production from the Bwana/Lonshi operation.

Copper production was 119,117 tonnes which included 69,579 tonnes from Kansanshi (41,521 tonnes cathode; 28,058 tonnes concentrate) and 49,538 tonnes from Bwana/Lonshi. The Company also produced 260,796 tonnes of acid, which represents an 86% increase over 2004 as a result of the start up of the Solwezi Acid Plant.

Group cash costs have increased year on year as a result of the introduction of the Kansanshi operation as well as increased costs at Bwana/Lonshi. Cash costs at Kansanshi were $0.63 per pound and $0.68 per pound at Bwana/Lonshi for 2005 both higher than the group average of $0.46 in 2004. Kansanshi’s unit costs were higher than expected due partially to the requirement to transport concentrate further and use alternative smelters while a new smelter is being completed at Mufulira (part of Mopani). The new smelter is expected to be complete by mid 2006. At Bwana/Lonshi the increase in costs can be attributed to the revised strip ratio and increased costs associated with mining. Reference should be made to the segmented discussion for further discussion of segmented cash costs.

Other Expenses and Consolidated Earnings

Depletion and amortization expenses were $36.5 million (2004: $10.9m; 2003: $7.8m). The increase was principally due to Kansanshi reaching commercial production in 2005.

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Table 2:    Annual Other Expenses and Earnings

	2003	2004	2005

Other Expenses (millions)
Depreciation and amortization	$7.8	$10.9	$36.5
Exploration	0.6	3.1	7.5
General and administrative	2.9	6.2	9.7
Interest	1.8	3.0	19.4
Other expenses (income)	0.6	(0.7)	0.9

Earnings
Net earnings (millions)	$4.6	$28.0	$152.8
Basic earnings per share	$0.09	$0.47	$2.48
Diluted earnings per share	$0.09	$0.46	$2.43

(1)	Copper sales and production volumes refer to contained copper in either concentrate or cathode.

Exploration expenses for 2005 have increased as the Company continues to evaluate its numerous opportunities in both the DRC and Zambia. The amount of expenditure on exploration has continued to grow with the overall growth of the Company. General and administrative costs have increased year on year principally due to an increase in the stock based compensation expense as a result of options issued late in 2004 and 2005. Interest costs have risen significantly year over year as Kansanshi entered commercial production. Previously, the interest costs had been capitalized. A majority of the outstanding debt is associated with Kansanshi.

Other expenses (income) for the year ended December 31, 2005 were composed of other expenses, principally non-hedge derivative losses offset by interest income and foreign exchange gains, of $17.0 million (2004: ($0.7m); 2003: $0.6m) and the gain on disposal of Anvil Mining (Anvil) of $16.1 million.

As the Company has elected not to apply hedge accounting to its derivative transactions, a loss of $21.8 million has been recorded for the 2005 year. This loss stems from the Company’s cross currency swap, and copper and gold derivatives that are discussed in section 6 of this MD&A. Net earnings for the year increased to $152.8 million or $2.48 per share, including a gain on the sale of the Company’s interest in Anvil of $16.1 million or $0.26 per share.

Consolidated Cash Flow

For 2005, the cash inflow from operating activities, before working capital movements, was $236.1 million or $3.84 per share. The significant improvement in cash flow from operations is attributable to the improvement in earnings resulting from increased copper production and higher copper prices. The cash flow from operating activities, after working capital movements, was $201.8 million or $3.28 per share. The difference between the cash flow before and after working capital movements can be attributed principally to the increase in both accounts receivable ($44.5 million) and inventory ($25.2 million). The large increase in both is due to the normal payment terms surrounding concentrate and cathode sales at Kansanshi coupled with the provisional revenue adjustments at year end. The increase in inventory stems from the Company’s $13.4 million investment in stockpiles at Kansanshi. The increase in accounts receivable and inventory has been partially offset by an increase in payables of $35.5 million.

Table 3:     Annual Cash Flow Information

	2003	2004	2005

Cash Flows from (millions)
Operating activities
Before working capital movements	$ 18.1	$ 46.3	$236.1
After working capital movements	16.9	30.7	201.8
Financing activities	40.8	199.5	(4.7)
Investing activities	$(40.3)	$(206.1)	$(164.8)

Operating Cash Flow (per share)
Before working capital movements	$0.36	$0.77	$3.84
After working capital movements	$0.33	$0.51	$3.28

The cash outflow for 2005 from financing activities was $4.7 million. During the year, approximately $68.0 million (2004: $179.5m; 2003: $47.3m) was drawn down from debt facilities including the final drawdown from the $120 million Standard Bank Kansanshi facility ($23 million), the fourth quarter drawdown of the Glencore facility ($25 million) for capital expenditures and upgrades at Kansanshi, the $11.5 million drawdown on a Standard Chartered Bank loan to prepay the Bwana EIB loan and the final drawdown on the Banque Belgolaise and Export Development Canada facility to finance the mining fleet at Kansanshi. The Company also repaid $39.8 million (2004: $17.4m; 2003: $29.5m) of long term debt during the year, which included the prepayment of the Bwana EIB facility ($11.3 million). Included within financing activities was a payment of $4.0 million for dividends.

Cash outflow for 2005 from investing activities was $164.8 million. The Company continues to invest in its capital projects with $180.2 million invested in 2005. This was partially offset by proceeds from the sale of the Company’s investment in Anvil of $21.9 million. The capital projects include: completion of mine construction projects, capacity upgrades and Pressure Leach projects at Kansanshi ($93.1 million); construction costs at Guelb Moghrein ($55.7 million); and development costs associated with Frontier ($6.2 million).

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Annual Segmented Information

Table 4:    Annual Selected Segmented Operating and Financial Information

	Kansanshi			Bwana/Lonshi

	2003	2004	2005	2003	2004	2005

Costs
Cost of sales (millions)	N/A	N/A	$ 61.3	$ 41.3	$ 53.8	$ 95.0
Cost of sales %(1)			24%	68%	47%	48%
Cash Costs (per lb) (2)			$ 0.63	$ 0.44	$ 0.46	$ 0.68
Total Costs (per lb) (2)			$ 0.79	$ 0.62	$ 0.62	$ 0.93

Production Statistics (3)
Waste mined (000’s)		4,032	16,141	4,487	11,029	17,246
Ore mined (000’s)		1,346	7,288	711	669	981
Ore grade mined		2.4%	2.1%	4.8%	5.5%	5.1%
Sulphide ore processed (000’s) (4)			1,521
Oxide ore processed (000’s) (4)			2,689	722	980	1,352
Sulphide ore grade processed			1.9%
Oxide ore grade processed			1.8%	4.8%	4.8%	4.2%
Copper cathode produced (4)			41,521	29,513	41,546	49,538
Concentrate produced (4)			28,058
Concentrate grade			28.9%
Acid produced				132,951	140,200	260,796

(1)	Calculated as a percentage of total revenue

(2)	For the definition of cash and total costs, reference should be made to section 8

(3)	Refers to contained copper in concentrate.

(4)	Does not include stats during the pre-commercial production period

Kansanshi

In 2005, 7,288,000 tonnes of ore and 16,141,000 tonnes of waste were mined. The total waste mined was below the original targets principally as a result of the tire shortage in the first half of the year, late delivery of mining equipment and the additional rehandling requirements experienced in the fourth quarter. Notwithstanding, Kansanshi was still able to build stockpiles of 5.5 million tonnes of high and low grade ore with a copper content of approximately 1.8%.

The strip ratio for the year was 2.2:1. As this exceeded the expected life of mine strip ratio, the Company deferred costs of $6.5 million associated with mining at Kansanshi. As at the end of the year, Kansanshi had deferred a total of $7.8 million in mining costs.

Copper production was 69,579 tonnes of which 41,521 tonnes were produced from copper cathode and 28,058 tonnes from concentrates. Excluded from the copper production figures for the year are 6,792 tonnes of copper in concentrate and 1,941 tonnes of finished copper cathode that were produced prior to commercial production being achieved in April.

The combined cash costs for both cathode and concentrate for 2005 was $0.63 per pound with a total cost of $0.79 per pound. The cash cost for cathode was $0.54 per pound, which was comprised of ore costs of $0.08 per pound; processing costs of $0.42 per pound; and other costs of $0.04 per pound. Total costs were $0.70 per pound. The cash costs for concentrate was $0.78 per pound, which was composed of ore costs of $0.08 per pound; processing costs including TC/RC and freight credits of $0.77 per pound; and other costs of $0.05 per pound offset by a $0.12 per pound gold credit. The TC/RC costs were higher than expected due to the requirement to transport the concentrate further than planned and higher smelting charges as Mufulira was unable to process the planned production while the new smelter is being completed. The total costs for concentrate were $0.94 per pound.

Bwana/Lonshi

In 2005, approximately 981,000 tonnes of ore and approximately 17,246,000 tonnes of waste were mined from Lonshi. The strip ratio for the year was 18:1, which is less than the new mine life strip ratio established on July 1, 2005 of 26:1. As a result, $1.7 million has been expensed or provided for during 2005. The Company recognized a deferred stripping liability of $1.0 million as at December 31, 2005. The increased strip ratio combined with, the higher actual mining and transport costs in 2005, has meant that the ore costs have risen $0.15 per pound compared with the same period last year.

Copper production increased to 49,538 tonnes in 2005. The 19% increase over the same period in 2004 was principally as a result of being able to operate the tankhouses at record high current densities.

Cash costs for 2005 were $0.68 per pound and total costs were $0.93 per pound. The increase in cash costs from 2004, can be attributed to the increase in ore costs ($0.15 per pound) due to the increase in the life of mine strip ratio that occurred on July 1, 2005 and the increased cost of tires and fuel. This coupled with increased acid costs ($0.04 per pound) due to the increased gangue acid consumption resulting from the higher levels of dolomitic ore. The increased

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internal consumption of acid has also reduced the acid credit available from the Ndola plants. These costs have been slightly offset by the acid credit from the Solwezi acid plant of $0.06 per pound.

Cash costs at Bwana/Lonshi for the year were composed of ore costs $0.36 per pound and processing and other costs of $0.38 per pound. These costs were offset by a $0.06 credit for acid sales.

Acid production in 2005 was 260,796 tonnes, of which 134,633 tonnes were produced at Ndola and 126,163 tonnes at Solwezi. Of the total acid produced, 32,601 tonnes were sold externally and 85,330 tonnes were consumed at Kansanshi. Annual acid production capacity at Ndola and Solwezi is 146,000 tonnes per site.

4.         2005 Fourth Quarter Discussion

Consolidated Revenue

Fourth quarter revenues were $176.9 million, which included copper revenues of $174.2 million ($119.5m Kansanshi and $54.7m Bwana/Lonshi) and gold revenues of $2.7 million. Copper revenues at Kansanshi comprised $87.6 million from copper cathodes and $31.9 million from copper concentrates. Copper revenues increased from the third quarter due to improvements in both the market price for copper and a 17% increase in copper production.

Table 5: Q4 Revenue Statistics

	2003	2004	2005
Revenues (millions)
Copper	$17.5	$29.2	$174.2
Gold	--	--	2.7
Acid	2.4	1.5	--
Total Revenue	$19.9	$30.7	$176.9

Realized copper price (per lb)	$0.84	$1.20	$1.97
Gross copper selling price	$0.86	$1.23	$2.09
Average LME cash copper price	$0.93	$1.40	$1.95

Sales Statistics (1)
Copper (tonnes)	9,558	11,060	40,203
Gold (ounces)	--	--	5,766
Acid (tonnes)	15,689	9,664	219

(1)	Copper sales and production volumes refer to contained copper in either concentrate or cathode.

The realized copper price was $1.97 per pound for the quarter. The significant increase from 2004 is principally due to the increased market price for copper. The average LME cash copper price for the fourth quarter was $1.95 versus $1.40 for the fourth quarter of 2004. The realized copper price is calculated by deducting TC/RCs and freight parity charges from the selling price achieved before realization charges. The gross copper selling price, before realization charges, for the quarter was $2.09 per pound, which was higher than the average LME cash price of $1.95 per pound due to favourable contract pricing terms.

During the fourth quarter, the Company sold 30,943 tonnes of copper cathode and 9,260 tonnes of contained copper in the form of concentrates.

Certain copper sales agreements entered into by the Company call for “provisional pricing” based on the average applicable cash copper price for a specified future monthly period. Included within copper revenue as at December 31, 2005 was 28,491 tonnes of copper that has been provisionally priced using a provisional average LME copper price of $2.06 per pound. This equates to approximately $129.5 million worth of total revenue included within the 2005 results that may be subject to adjustment as a result of copper price fluctuations between January 2006 and July 2006. The average LME cash price for January 2006 was $2.15 per pound and the average copper price for February 2006 was $2.26 per pound.

Gold revenues arise from the sale of gold contained in copper concentrates at Kansanshi. Each tonne of concentrate generally contains between 3 and 10 grams of gold for which a net credit is received by the Company after the deduction of the gold realization charges. For the fourth quarter, gold revenues totalled $2.7 million for 5,766 ounces of gold.

Revenue from surplus acid sales has declined from previous years as a result of the increased internal acid consumption at Bwana/Lonshi and Kansanshi, needed for the increased copper production.

Consolidated Cost of Sales and Cash Costs

Cost of sales as a percentage of revenue decreased to 27% in the fourth quarter of 2005. Although unit costs have risen from 2004, the cost of sales has decreased as a percentage of revenue which is explained by rising copper prices and the addition of copper concentrates to the sales mix in 2005. A detailed analysis on the cash cost movements is provided in the segmented information that follows the Group discussion.

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Copper production was 42,220 tonnes which included 29,558 tonnes from Kansanshi (18,324 tonnes cathode; 11,234 tonnes concentrate) and 12,662 tonnes from Bwana/Lonshi. The Company also produced 72,040 tonnes of acid, which represents a 102% increase over 2004 as a result of the start up of the Solwezi Acid Plant.

Group cash costs have increased from the fourth quarter of 2004 due to the start up of Kansanshi and increased costs at Bwana/Lonshi. Cash costs at Kansanshi were $0.65 per pound and $0.84 per pound at Bwana/Lonshi compared with and average cash costs of $0.48 per pound for the fourth quarter of 2004. The increase in costs at Bwana/Lonshi can be attributed to the new strip ratio of 26:1 versus 12:1. This coupled with the increased costs of tires, fuel and other oil based consumables have seen a significant increase in the cash costs at Bwana/Lonshi.

Other Expenses and Consolidated Earnings

Depletion and amortization expenses in the fourth quarter were $13.2 million (2004: $3.0m; 2003: $2.9m). The increase was principally due to Kansanshi achieving commercial production in the second quarter of 2005.

Table 6:    Q4 Other Expenses and Earnings

	2003	2004	2005

Other Expenses (millions)
Depreciation and amortization	$2.9	$3.0	$13.2
Exploration	0.2	1.0	3.8
General and administrative	1.0	2.2	2.9
Interest	0.4	0.7	9.3
Other expenses (income)	0.0	(0.9)	13.5

Earnings
Net earnings (millions)	$1.4	$9.3	$57.1
Basic earnings per share	$0.02	$0.16	$0.93
Diluted earnings per share	$0.02	$0.15	$0.90

(1)	Copper sales and production volumes refer to contained copper in either concentrate or cathode.

Interest for the quarter was $9.3 million (2004: $0.7m; 2003: $0.4m). The significant increase in interest from 2004 is due to the previous capitalization of interest costs associated with Kansanshi before commercial production was reached. The increase in other expenses to $13.5 million is associated with derivative mark to market losses, principally related to Kansanshi, which also had previously been deferred.

Net earnings for the quarter increased to $57.1 million or $0.93 per share compared with third quarter net earnings of $39.5 million or $0.64 per share.

Consolidated Cash Flow

The cash inflow for the quarter from operating activities, before working capital movements, was $101.0 million or $1.64 per share. The ten-fold increase in cash from operations is driven primarily by the six-fold increase in net earnings noted

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above. The remaining increase (over earnings) can be attributed to the significant non-cash add backs of minority interests and derivative gains and losses.

The cash inflow from operating activities, after working capital movements, was $115.5 million or $1.87 per share. The difference between the before and after non-cash working capital movements can be principally attributed to the increase in accounts payable.

Table 7:     Q4 Cash Flow Information

	2003	2004	2005

Cash Flows from (millions)
Operating activities
Before working capital movements	$ 8.4	$ 9.8	$101.0
After working capital movements	8.2	2.9	115.5
Financing activities	17.1	49.0	(1.6)
Investing activities	18.9	(52.5)	(94.4)

Operating Cash Flow (per share)
Before working capital movements	$0.15	$0.16	$1.64
After working capital movements	$0.15	$0.05	$1.87

The cash outflow from financing activities for the quarter was $1.6 million. During the quarter, the Company drew down from Kansanshi’s $25 million Glencore facility to assist in the funding of the ongoing capital works upgrade program at Kansanshi. The Company also repaid $9.1 million in debt in accordance with documented repayment terms.

The cash outflow from investing activities was $94.4 million as the Company continued its capital investment at Kansanshi and Guelb Moghrein.

Fourth Quarter Segmented Information

Table 8:    Q4 Selected Segmented Operating and Financial Information

	Kansanshi			Bwana/Lonshi

	2003	2004	2005	2003	2004	2005

Costs
Cost of sales (millions)	N/A	N/A	$ 18.9	$ 13.0	$ 14.5	$ 31.8
Cost of sales %(1)			15%	65%	47%	53%
Cash Costs (per lb) (2)			$ 0.65	$ 0.47	$ 0.48	$ 0.84
Total Costs (per lb) (2)			$ 0.76	$ 0.66	$ 0.59	$ 1.16

Production Statistics (tonnes)
Waste mined (000’s)		2,857	5,240	885	2,926	5,918
Ore mined (000’s)		1,346	1,499	439	261	209
Ore grade mined		2.4%	1.9%	5.5%	6.4%	6.1%
Sulphide ore processed (000’s)			580
Oxide ore processed (000’s)			1,039	197	256	397
Sulphide ore grade processed			2.0%
Oxide ore grade processed			1.9%	5.5%	5.0%	3.6%
Copper cathode produced			18,324	9,558	10,942	12,662
Concentrate produced			11,234
Concentrate grade (3)			28.7%
Acid produced				33,035	35,671	72,040

(1)	Calculated as a percentage of total revenue.

(2)	For the definition of cash and total costs, reference should be made to section 8.

(3)	Refers to contained copper in concentrate.

Kansanshi

During the quarter, 1,499,000 tonnes of ore and 5,240,000 tonnes of waste were mined. In the fourth quarter, the total material mined declined from the third quarter from a total of 7,685,000 tonnes to 6,739,000 tonnes. The 12% decrease can be attributed to the onset of the Zambian wet season coupled with an increased ore re-handling requirement, as Kansanshi differentiated between ore types to maximize the mill throughput. The previously reported fuel and tire shortages had minimal impact during the quarter. For the fourth quarter, contained copper production increased 28% to 29,558 tonnes, which although a substantial increase, fell just short of the revised target of 30,513 tonnes, principally due to a mill relining required in December, and disruptions in milling for “tie-ins”during the upgrade construction.

During the quarter, Kansanshi produced 18,324 tonnes of copper cathode at a cash cost of $0.52 per pound and a total cost of $0.63 per pound. Cathode costs were marginally higher than the previous quarter due to one-off accruals of duty and import charges. During the quarter, Kansanshi produced 11,234 tonnes of contained copper in the form of concentrates at a cash cost of $0.87 per pound and a total cost of $0.98 per pound. Concentrate costs were up on the previous quarter as a result of higher freight costs and a lower gold credit. The increase in the freight costs of approximately $0.10 per pound is a result of selling a high component of concentrates to international smelters rather than domestic smelters as the smelter at Mopani (Mufulira) does not have any spare capacity while its new smelter is being completed. The gold credit also fell

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$0.08 quarter on quarter as a result of the lower ratio of concentrate sales to copper concentrate production. In the determination of the gold production credit, the gold sales figure is used, so as the sales increase so does the gold credit. The accrual of duties and import charges also impacted the concentrate side but were offset by other processing efficiencies. The combined cash cost for both concentrate and cathode was $0.65 per pound with a total cash cost of $0.76 per pound.

Bwana/Lonshi

During the fourth quarter, approximately 209,000 tonnes of ore and approximately 5,918,000 tonnes of waste were mined from Lonshi. The strip ratio for the quarter was 28:1. Total material mined increased 22% despite two of the three months in the fourth quarter experiencing much heavier than average rainfall. The increase in material mined was principally due to the arrival of the remaining mining fleet acquired to address the requirements of the July 1st, 2005 revision to the strip ratio from 12:1 to 26:1. As with Kansanshi, both the fuel and tire situations improved during the quarter with no significant downtime experienced as a result of either of these two items.

During the fourth quarter, copper production was 12,662 tonnes, 4% below the record production achieved in the previous quarter. Cash costs were $0.84 per pound and total costs were $1.16 per pound of copper. Cash costs at Bwana/Lonshi increased $0.10 over quarter three due to a $0.06 increase in ore costs, a $0.04 increase in processing costs, and a $0.03 increase in administrative costs offset by an improved acid credit of $0.02 per pound as a result of the increased sales from the Solwezi Acid Plant located at Kansanshi. The increase in ore costs can be attributed to the higher stripping ratio, higher fuel costs and higher transportation costs. The increase in processing costs can be attributed to the increased cost of oil based consumables.

Acid production increased to 72,040 tonnes, of which 34,988 tonnes were produced at Ndola and 37,052 tonnes at Solwezi. Of the total acid produced, 219 tonnes were sold externally, 35,754 tonnes consumed at Kansanshi with the balance consumed at Bwana/Lonshi.

5.         Discussion of Financial Position and Liquidity

Assets

At December 31, 2005, the Company had cash and cash equivalents of $82.9 million. The strong cash flow from operations of $201.8 million has been utilized by the Company’s continuing investment in its capital projects. The Company had $20.2 million in restricted cash that is being held for sinking fund requirements on debt repayment. The significant increase is due to the debt service reserve account provisions in the Standard Bank and West LB $120 million Kansanshi facility. The increase in other current assets to $131.3 million was principally due to the increase in accounts receivable and inventory associated with the start of commercial production at Kansanshi.

The decrease in investments from 2004 is attributed to the sale of the Company’s investment in Anvil that occurred in the first quarter of 2005. The increase in property, plant and equipment is due to the Company’s continuing investment in projects such as Guelb Moghrein, Frontier and the upgrades at Kansanshi including the Pressure Leach project.

Total other assets and deferred charges for 2005 were $31.3 million, which is principally composed of deferred financing fees of $11.6 million (2004: $7.5m; 2003: $1.9m), long-term prepayment to Zesco of $9.3 million (2004: $10.6m), deferred stripping asset of $7.8 million (2004: $1.9m; 2003: $(2.7m)), future income tax asset of $2.6 million (2004: $0.0m), and fair value of derivatives of $0.0 million (2004: $10.0m). For a complete understanding of the fair value of derivatives, reference should be made to section 6 of this MD&A.

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Liabilities

The increase in current liabilities from 2004 can be attributed to an increase in accounts payable associated with Kansanshi and an increase in the current portion of long-term debt as the project loans for Kansanshi were fully drawn. In addition, the Company has current taxes payable of $16.1 million arising from taxable profits at its Bwana/Lonshi operation.

The future income tax liability also rose significantly during the year as Kansanshi utilized accelerated capital allowances to offset current period earnings from current income taxes as permitted in Zambia.

The total long-term debt increased by $20.5 million as a result of drawing down the $25 million Glencore facility; the final drawdowns of the remaining Kansanshi related facilities of $31.5 million; and drawdown on the SCB $11.5 million facility. These drawdowns were offset by debt repayments of $36.8 million. The long-term portion of debt decreased by $14.9 million, due to an increase in the current portion of long-term debt of $35.4 million less the aforementioned increase of total debt of $20.5 million.

Other liabilities consisted of the long-term portions of unrealized fair value of derivatives ($20.4 million), deferred premium obligations associated with the copper derivatives ($15.7 million), and other deferred payments/obligations ($18.6 million).

Table 9:    Total Long-term Debt

($ millions)	2003	2004	2005

Debt
Kansanshi	3.3	164.9	182.3
Bwana/Lonshi	44.4	49.4	41.0
Other	1.0	0.2	11.7

Total	48.7	214.5	235.0
Less restricted cash	--	1.9	20.2

Net long-term debt	48.7	212.6	214.8

Table 10:    Financial Position – Equity

	2003 Dec 31	2004 Dec 31	2005 Dec 31

Equity accounts (millions)	$ 113.1	$161.8	$166.6
Retained earnings (millions)	$ (31.5)	$ (4.0)	$144.8

Shareholders’ equity (millions)	$81.6	$157.8	$311.4

Weighted average # shares (000’s)	50,668	60,123	61,498
Diluted weighted average # shares (000’s)	51,609	61,235	63,011
Outstanding # shares (000’s)	56,396	61,239	61,674

Cash dividends declared per share (CA$)	--	--	0.08

Working capital ($ millions)	13.5	33.9	76.2

Shareholders’ Equity

As at December 31, 2005, the Company had $166.6 million in common shares and contributed surplus. During the period, there was only minimal activity through the equity accounts, generally limited to the exercising and expensing of stock options. Retained earnings increased significantly from last year as a result of the strong net earnings less $4.0 million in dividends that were paid.

As at February 28, 2006, the Company had 61,853,628 common shares outstanding and 2,940,000 options outstanding.

Dividends

During 2005, the Company paid $4.0 million in dividends. An inaugural dividend was paid in the second quarter of CA$0.06 per share in respect of the 2004 financial year. Consistent with the Company’s dividend policy of declaring an interim dividend of one-third of the prior year’s full dividend, an interim 2005 dividend of CA$0.02 per share was paid during the third quarter.

In December 2005, the Company declared that the 2006 dividend would be no less than 10% of after tax profits. Consistent with this policy, the Company has declared a final dividend of CA$0.265 per share (26.5 Canadian cents) payable to shareholders as of April 19, 2006 (the record date).

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Working capital

As at December 31, 2005, the working capital of the Company was $76.2 million (2004: $33.9m; 2003: $13.5m).

Contractual Obligations

Table 11:    Payments Due by Period

(millions)	Total	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	Thereafter

Term debt	$235.0	$58.3	$42.7	$35.3	$32.2	$31.5	$35.0

Deferred payments	$ 11.5	$ 8.6	$ 0.4	$ 0.4	$ 0.4	$ 0.4	$ 1.3

Commitments	$ 45.0	$45.0	$ --	$ --	$ --	$ --	$ --

Asset retirement obligations	$ 4.2	$ 0.2	$ 0.2	$ 1.6	$ --	$ --	$ 2.2

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company conditionally agreed to make the following payments; $2.0 million upon satisfaction of certain conditions (completion date); $3.0 million, 12 months after the completion date; and $5.0 million, 24 months after the earlier of the completion date or upon achieving commercial production. The completion date was November 2004 and the remaining payments have been recorded at their discounted value as there is no interest payable on these amounts. As at December 31, 2005 the discounted value was $4.8 million (2004: $7.4m), with the second payment of $3.0 million having been made in the fourth quarter of 2005.

6.        Other Matters

Guelb Moghrein Copper-Gold Deposit, Mauritania

Guelb is located 250 kilometres northeast of the nation’s capital, Nouakchott, near the town of Akjoujt, in Mauritania. It consists of an open pit mineable copper/gold deposit. In January 2005, the detailed design and engineering contract was awarded with site establishment commencing in March 2005. Logistical and supply difficulties in Mauritania have delayed the commissioning from the first quarter of 2006 until the second quarter of 2006, with commercial production now expected in the third quarter of 2006. Production will be initially targeted at approximately 30,000 tonnes of copper in concentrate and 70,000 ounces of gold per year.

As at December 31, 2005, the Company had capitalized acquisition and development costs totalling $66.0 million (2004: $10.3m).

Detailed design is now complete. In 2005, a non-violent military coup in Mauritania has had no impact on the construction program and the new government has pledged to honour all existing agreements. Site civil works and structural steel erection are complete and final equipment installation is now in progress. During the fourth quarter, the Environmental and Social Impact Assessment (“ESIA”) report was reviewed by the Ministry of Mines and Industry in Nouakchott and was found to contain no fatal flaws. A provisional mining license was issued in late-December, with final approval of the ESIA and a final mining license to be granted once a reclamation plan is submitted and bonding put in place.

Frontier Copper Deposit, DRC

In May 2004, the Company announced the results of an independent copper-cobalt resource estimate completed at Frontier Project located in Haut Katanga Province, DRC.

As at December 31, 2005, the Company had spent $9.9 million (2004: $3.7m) on this project. The current scoping study envisages an average annual production of 80,000 tonnes of contained copper. In January 2006, the Frontier Environmental Impact Assessment and Environmental Management Plan were formally approved by the Congolese Ministry of Mines and the Exploitation Permit was granted in February 2006.

Kashime Copper Prospect, Zambia

A preliminary inferred oxide resource has been completed by independent consultants, Digital Mining Services, and in February 2006, a program of combined reverse circulation and diamond drilling was initiated to improve definition. In March 2006, a programme of induced polarization will be carried out over the eastern and central portion of the target where significant copper sulphides have been intersected at depth in some holes.

During the year ended December 2005, the Company expensed $7.5 million (2004: $3.1m; 2003: $0.6m) on other exploration targets that were predominantly located within the DRC and Zambia. Of this amount, $2.6 million was

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related to the Kashime Copper Prospect. As at December 31, 2005, no costs associated with this exploration property have been deferred.

Investments – Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani. The carrying value of this investment as at December 31, 2005 is $9.5 million. There has been no movement in this investment since 2002. For 2005, Mopani produced approximately 132,000 tonnes of finished copper and 1,800 tonnes of cobalt. In a recent, Reuters dispatch, Tim Henderson, Mopani’s CEO forecasted “copper production to rise to 200,000 tonnes in 2006.” The increase in forecasted copper production can be attributed to capital upgrades at the mine including the construction of a new smelter at Mufulira, which will increase its handling capacity from 420,000 tonnes to 650,000 tonnes of copper concentrate per year. The smelter is expected to be completed and operating during the middle of 2006. As at December 31, 2005, Mopani had total assets over $700.0 million. As the majority owner of Mopani is a private company not registered in Zambia, only limited public information is available.

Adastra Offer

On January 18, 2006, the Company announced that it would make an unsolicited take-over bid to acquire all of the outstanding shares of Adastra Minerals Inc. (Adastra) and mailed its formal bid to Adastra shareholders on February 2, 2006. Under the Company’s offer, Adastra common shareholders are entitled to receive one common share of the Company for each 17.5 Adastra common shares held.

On February 17, 2006, Adastra mailed its director’s circular to its shareholders recommending rejection of the Company’s offer. The offer remains open for acceptance until March 10, 2006.

Financial Instruments

From time to time, to satisfy the requirements of its lending institutions, the Company enters into derivative instruments to reduce the risk exposure to copper and gold prices, foreign currency, and interest rate movements. These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward put option contracts, fair values were calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair values were determined using market interest rates. For foreign currency protection contracts, fair values were determined using the exchange rate at quarter-end. All changes in fair value of derivatives related to Kansanshi were capitalized as preproduction costs up to April 19, 2005. Any changes in fair value subsequent to April 19, 2005 have been recorded as other expenses.

The put options offer downside protection while allowing the Company to participate in 100% of the copper and gold price appreciation above the put option strike prices up to the level of any call options that have been sold.

As at December 31, 2005, the following derivative positions were outstanding:

Table 12:    Derivative Positions

	2006	2007	2008	2009	Total	Fair Value

Copper (i)						($000’s)
Put options (tonnes)	68,592	86,016	--	--	154,608	$ 0
Price ($/tonne)	$1,800	$1,800	--	--
Options (collar) (tonnes)	18,000	--	--	--	18,000	$ 932
Average upper price ($/tonne)	4,867	--	--	--
Average lower price ($/tonne)	4,000	--	--	--
Gold (ii)
Put options (oz)	24,984	37,380	24,060	38,028	124,452	$ 101
Price ($/oz)	$350	$350	$350	$350
Forward Contracts (oz)	24,984	37,380	24,060	38,028	124,452	$(18,834)
Price ($/oz)	$400	$400	$400	$400
Other (iii)
Interest rate swaps						$ 165
Cross currency swaps						$ (1,849)

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Copper Financial Instruments

In 2004, the Company was required to enter into copper put option contracts related to its expected copper production at Kansanshi, to satisfy lending requirements. Upon entering into these contracts, the Company assumed a premium obligation of $21.0 million, which is due and payable between January 2005 and December 2007. As at December 31, 2005, there were put option contracts for 154,608 tonnes of copper outstanding with a premium obligation of $14.6 million.

In 2005, the Company entered into copper put option contracts related to its expected copper production at Kansanshi and Bwana. Upon entering into these contracts, the Company assumed a premium obligation of $1.1 million, which is due and payable between January 2006 and June 2006. As at December 31, 2005, there were put option contracts for 18,000 tonnes of copper outstanding with a premium obligation of $1.1 million.

Gold Financial Instruments

In 2004, the Company was also required to enter into put option contracts related to its gold production at Kansanshi, to satisfy lending requirements. To cover the cost of these put option contracts, the Company has also entered into contingent gold forward contracts of the same volume.

Other Financial Instruments

The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Kansanshi EIB facility.

7.        Outlook

For the full year of 2006, the Company expects to produce about 200,000 tonnes of copper (a 68% increase over 2005 copper production) which includes 140,000 to 145,000 tonnes from Kansanshi, 45,000 to 50,000 tonnes from Bwana/Lonshi and 15,000 tonnes from Guelb Moghrein. In addition, the Company expects to produce 75,000 ounces of gold which includes 40,000 ounces from Kansanshi and 35,000 ounces from Guelb Moghrein. Group cash costs are expected to be in the range of $0.72 to $0.77.

During the period January to February, 2006, Kansanshi produced 19,226 tonnes of copper which included 10,338 tonnes of copper cathode and 8,888 tonnes of copper in concentrate. During February 2006, the recently completed four million tonne sulphide circuit expansion began commissioning. Name plate treatment capacity at Kansanshi now stands at eight million tonnes of sulphide ore per year, while oxide treatment capacity remains four million tonnes per year. Upon achieving design throughputs Kansanshi is expected to produce an average of 12,300 tonnes of copper per month which includes 6,000 tonnes of copper cathode and 6,300 tonnes of copper in concentrate. Cash costs for 2006 are forecast in the range of $0.71 to $0.77 per pound of copper.

At Kansanshi the Company is investing in a High Pressure Leach (HPL) facility to treat a portion of the increased copper concentrate production. The main components of HPL project are two autoclaves, an oxygen plant and an additional 35,000 tonne per annum solvent extraction and electrowinning (SX/EW) facility. The main equipment for the autoclave and oxygen plants has been successfully relocated from Turquoise Ridge in Nevada, USA and all of the equipment is now either on site or undergoing refurbishment in South Africa. Two autoclave vessels have been installed on their foundations at Kansanshi. Detailed design work for the HPL project has been completed, and construction is well underway. Site civil works for the project are essentially complete, with only a small amount of civil work outstanding for the oxygen plant. The majority of materials have been ordered and are currently arriving on site. The structural, plate work and mechanical installation associated with the new SX/EW plant are well progressed, and are also underway for the autoclave and oxygen plant areas. Piping and electrical installation for the project is expected to begin March 2006. Construction of the HPL project is expected to be completed such that pre-commissioning and commissioning will begin in the third quarter of 2006. One of the three high pressure autoclave vessels was damaged during transportation. An assessment of the damage is currently being undertaken but it will not slow the commissioning or hinder performance. The total capital cost is budgeted at $87 million including an upgrade to the Zesco power supply and increased working capital.

The Bwana/Lonshi operation is forecast to produce in excess of 45,000 tonnes of copper cathode in 2006. During the very wet period January to February 2006, Bwana/Lonshi produced 7,311 tonnes of copper cathode. Cash costs for 2006 are forecast in the range of $0.76 to $0.83 per pound of copper. The Company is currently assessing the alternative and most beneficial uses for the Bwana processing plant after the Lonshi ore has been exhausted. In 2006, the Company also

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anticipates that it will process external ore purchased from third parties, to exploit the full production capacity at Bwana. This occurs for example during periods of heavy rain, and increases the ore costs.

It should be noted that the forecast cash costs are provided under current accounting practice. With the implementation of the proposed accounting change to deferred stripping, actual results may differ from these forecasts.

At Guelb, the detailed design was completed at the end of January. Logistical and supply difficulties in Mauritania have delayed the commissioning until the second quarter of 2006 and commercial production is expected to begin in the third quarter. The Company remains unable to release an engineering report as the Company is not treating the current resource statement as compliant with National Instrument 43-101.

At Frontier, the scoping study is complete and will be published shortly. Subject to a positive production decision, and Board of Directors approval, pre-stripping and construction of civil works will begin after the rains end in April 2006. At the Kashime prospect diamond drilling continues with an initial resource estimate expected once the assay results are available for the current program of drilling.

8.        Non-GAAP Measures, Critical Accounting Policies and Other

Non-GAAP Measures

Calculation of Cash and Total Costs

The consolidated cash (C1) and total (C3) costs presented for the Company are a non-GAAP measure that is prepared on a basis consistent with the industry standard Brooke Hunt definitions. However, the segmented cash and total costs were prepared on a basis which differs from the Brooke Hunt definitions. In calculating the cash and total costs for each segment, the costs are prepared on the same basis as the segmented financial information that is contained in the financial statements. This means that the cash costs at the Bwana/Lonshi division include a credit for acid produced from the Solwezi acid plant. The calculation of the cash costs therefore include credits for both acid plants located at Ndola and the acid plant located at Solwezi.

For the purposes of calculating the cash costs at Kansanshi, TC/RCs that are normally deducted from concentrate revenues are added to the cash costs in an attempt to show the cash costs of producing finished copper. The revenues presented in the income statement for concentrates are shown net of these deductions and therefore the cost of sales in the financial statements does not include treatment and refining charges.

Cash costs therefore include all mining and processing costs less any profits from by-products such as gold or acid, that are allocated to that segment. In addition, treatment and refining revenue deductions on concentrates are added to cash costs to arrive at an approximate cost of finished copper. Total costs are cash costs plus depreciation, interest, realized foreign exchange and site administration costs.

The cash and total costs per pound presented in this MD&A have only been calculated post commercial production at Kansanshi, therefore any costs and production related to Kansanshi prior to April 19, 2005 have not been considered in determining the cash and total costs of the consolidated group or Kansanshi.

Critical Accounting Estimates

In preparing the financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Specifically, estimates and assumptions are made in regards to reserve and resource estimation; future copper, cobalt, sulphuric acid and gold prices; foreign currency exchange rates; stock prices; estimated costs of future production; changes in government legislation and regulations; estimated future income tax amounts; and the availability of financing and various operational factors.

Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. The

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following section outlines those critical accounting policies that have changed since the filing of the Company’s 2004 Audited Financial Statements or that are particularly relevant to the current year.

Deferred stripping costs

Effective July 1, 2005, the Company revised its mine plan at Lonshi. Under the new plan, the life of mine ratio, after consideration of previous deferred stripping provisions, is 26:1, an increase from the ratio of 12:1 under the previous mine plan.

Changes in Accounting Policies

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company was required to adopt CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). This standard harmonizes Canadian guidance with the equivalent US standard, FASB Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities. AcG-15 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary and applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. There has been no financial impact upon adoption of this new guideline.

Critical Accounting Policies

Mineral properties and deferred exploration costs

The Company expenses exploration and associated costs relating to non-specific projects/properties in the period they are in incurred. For specific properties or projects any acquisition, exploration, or development costs are deferred until the project to which they relate is sold, abandoned, impaired or placed into production. Property acquisition and mine development costs, including costs incurred during production to expand ore reserves within existing mine operations, are deferred and depleted on a units-of-production basis over proven and probable reserves.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

The Company performs impairment tests on property, plant and equipment and mineral properties when events or circumstances occur which indicate the assets may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows for each project are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis where estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of each project would be recorded to the extent the net book value of the investment exceeds the discounted estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

Pre-production costs

Determination of the start of commercial production is an important consideration as during the development phase costs will continue to be capitalized / deferred while during the production phase these costs would be treated as operating expenses. As noted in the Company’s financial statements, the Company defers all production costs and revenues until such a time that the project achieves commercial production.

The exercise of assessing when commercial production levels are achieved is not straight-forward and requires consideration of many factors including, but not limited to, when: a nominated percentage of design capacity for the mine and mill has been achieved; mineral recoveries reaching or exceeding expected levels; and the achievement of continuous production. The Company, when evaluating whether or not commercial production has been achieved, will generally consider that commercial production has been achieved when between 65% and 70% of design capacity has been achieved continuously for a period of at least a week and recoveries are approaching expected levels. Notwithstanding, each project is also viewed in isolation and specific circumstances may exist that alter the above general framework on any individual project.

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Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

The determination of the Company’s tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgement involving a number of assumptions. In determining these amounts management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

Future Changes in Accounting Policies

Deferred Stripping Accounting

The Emerging Issues Committee (EIC) of the CICA has issued a draft abstract, D56, on deferred stripping. The draft conclusion is that the nature of stripping costs should be assessed and certain costs arising from the expansion of ore reserves at a mine due to a change in mine plan may be considered a “betterment” of existing mine assets, resulting in capital asset treatment. All costs of an operating nature must be included in inventory as incurred. This will increase the volatility of the Company’s operating costs and financial performance.

In March 2006, the EIC finalized the deferred stripping abstract. The Company will be required to adopt the provisions of this EIC on either a retroactive or prospective basis effective January 1, 2006. Management is currently considering the impact of this change in accounting practice and will provide further guidance in the first quarter of 2006.

Financial Instruments

The CICA has introduced new financial instrument standards, which will more comprehensively address when to recognize financial instruments on the balance sheet, how to measure them, how to account for gains and losses, and when and how to apply hedge accounting. The new standards are Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges. The mandatory effective date for Sections 1530, 3855 and 3865 will be for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is currently considering the impact of these new standards and will evaluate their impact prior to the 2006 year end.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosures.

Management including the Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that the Company files or submits under Canadian securities legislation is recorded, processed and reported within the time period specified in those rules.

Forward Looking Statements

Certain information contained in the Management’s Discussion and Analysis constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to

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those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the Alberta, British Columbia, and Ontario Securities Commissions, the Autorité des marchés financiers in Quebec, the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

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9.        Summary of Quarterly Results

The following table sets out a summary of the Quarterly for the Company for the last eight quarters:

Table 13: Summary of Quarterly Results (unaudited)

	2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Statement of Operations and Deficit (millions, except where indicated) Total revenues	$25.3	$26.3	$31.2	$30.7	$38.2	$86.5	$143.0	$176.9
Cost of sales	12.1	13.1	14.1	14.5	16.2	35.0	53.8	46.9
Depletion and amortization	2.3	3.0	2.6	3.0	3.9	6.9	12.5	13.2
Exploration	0.4	0.6	1.1	1.0	1.0	1.1	1.5	3.8
General and administrative	1.1	1.5	1.4	2.2	2.1	2.2	2.5	2.9
Interest	0.6	0.9	0.8	0.7	0.8	3.4	5.8	9.3
Other expenses	(0.1)	0.6	(0.3)	(0.9)	(0.6)	(1.7)	5.9	13.5
Income taxes	2.6	2.6	3.7	2.0	3.7	7.2	14.8	19.9
Minority interests	--	--	--	--	--	3.3	6.8	10.2
Equity earnings	0.4	0.2	0.1	1.0	--	--	--	--
Net earnings	6.7	4.1	7.9	9.3	27.2	29.0	39.5	57.1
Basic earnings per share	$0.11	$0.07	$0.13	$0.16	$0.44	$0.47	$0.64	$0.93
Diluted earnings per share	$0.11	$0.07	$0.13	$0.15	$0.43	$0.46	$0.63	$0.90
Realized copper price	$1.03	$1.11	$1.16	$1.20	$1.44	$1.42	$1.58	$1.97
Total copper sold (tonnes)(2)	9,700	19,299	1,674	10,872	12,000	26,535	39,864	40,203
Total copper produced (tonnes)(3)	9,689	9,585	11,330	10,942	12,028	28,673	36,196	42,220
Total gold sold (ounces)	--	--	--	--	--	1,370	7,130	5,766
Cash Costs (C1) (per lb)(1)	$0.39	$0.48	$0.45	$0.48	$0.58	$0.60	$0.64	$0.71
Total Costs (C3) (per lb)(1)	$0.53	$0.67	$0.68	$0.59	$0.75	$0.80	$0.87	$0.89

Financial Position (millions)
Working capital	$40.2	$28.0	$51.8	$33.9	$61.4	$47.1	$32.2	$76.2
Total assets	$241.8	$276.4	$385.0	$473.1	$523.1	$561.9	$641.5	$746.5
Weighted average # shares (000’s)	58,568	59,434	60,668	60,942	61,267	61,499	61,583	61,639

Cash Flows from (millions)
Operating activities
Before working capital movements	$12.1	$11.5	$12.9	$9.8	$19.7	$43.0	$81.1	$101.0
After working capital movements	6.6	10.8	10.4	2.9	22.9	2.3	69.8	115.5
Financing activities	57.4	16.5	76.6	49.0	24.8	(22.8)	(5.1)	(1.6)
Investing activities	(36.2)	(47.7)	(69.7)	(52.5)	(19.0)	(2.3)	(57.8)	(94.4)
Cash Flows from Operating activities per share(3)

Before working capital movements	0.21	0.19	0.21	0.16	0.32	0.70	1.32	1.64
After working capital movements	0.11	0.18	0.17	0.05	0.37	0.04	1.13	1.87

Kansanshi Production Statistics
Mining:
Waste mined (000’s tonnes)	--	--	1,175	2,857	1,651	3,185	6,064	5,240
Ore mined (000’s tonnes)	--	--	--	1,346	2,119	2,050	1,621	1,499
Ore grade %	--	--	--	2.4	1.7	2.0	2.0	1.9
Processing:
Ore processed (000’s tonnes)(3)	--	--	--	--	--	1,129	1,461	1,619
Contained copper (tonnes)(3)	--	--	--	--	--	19,917	27,510	30,934
Recovery %(3)	--	--	--	--	--	86	84	96
Copper produced (tonnes)(3)	--	--	--	--	--	16,956	23,065	29,558
Combined Cash Costs:
Cash Costs (per lb)(1)	--	--	--	--	--	$0.63	$0.59	$0.65
Total Costs (per lb)(1)	--	--	--	--	--	$0.80	$0.80	$0.76
Cathode Cash Costs:
Cash Costs (per lb)(1)	--	--	--	--	--	$0.61	$0.52	$0.52
Total Costs (per lb)(1)	--	--	--	--	--	$0.80	$0.73	$0.63
Concentrate Cash Costs:
Cash Costs (per lb)(1)	--	--	--	--	--	$0.65	$0.71	$0.87
Total Costs (per lb)(1)	--	--	--	--	--	$0.81	$0.90	$0.98
Revenue (000’s)
Copper cathodes	--	--	--	--	--	29,165	54,116	87,624
Copper concentrates	--	--	--	--	--	15,309	34,668	31,850
Total revenues	--	--	--	--	--	44,474	88,784	119,474
Copper cathode sold (tonnes)	--	--	--	--	--	8,919	14,227	18,505
Copper concentrate sold (tonnes)	--	--	--	--	--	6,024	12,243	9,260
18

MD&A 2005 (expressed in US Dollars)	www.first-quantum.com

Table 13: Summary of Quarterly Results (unaudited)(continued)

		2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Bwana/Lonshi Production Statistics Mining:
Waste mined (000’s tonnes)	1,036	2,854	4,213	2,926	2,596	4,025	4,707	5,918
Ore mined (000’s tonnes)	66	85	257	261	152	319	300	209
Ore grade %	5.4	5.2	4.7	6.4	5.3	5.5	3.9	6.1
Processing:
Ore processed (000’s tonnes)	209	237	278	256	264	328	363	397
Contained copper (tonnes)	10,904	10,813	12,908	12,824	13,804	13,354	15,003	14,262
Grade %	5.2	4.6	4.6	5.0	5.2	4.1	4.1	3.6
Recovery %	89	89	88	85	87	88	88	89
Copper produced (tonnes)	9,689	9,585	11,330	10,942	12,028	11,717	13,131	12,662
Acid produced (tonnes)	34,344	34,265	35,920	35,671	55,275	69,218	64,263	72,040
Surplus acid (tonnes)	20,763	19,149	16,884	9,664	49	14,939	7,120	219
Cash Costs (per lb)(1)	$0.39	$0.48	$0.45	$0.48	$0.58	$0.57	$0.74	$0.84
Total Costs (per lb)(1)	$0.53	$0.67	$0.68	$0.59	$0.75	$0.79	$1.01	$1.16
Revenues ($000’s)
Copper cathodes	22,082	23,398	28,624	29,249	38,172	38,899	49,602	54,694
Copper cathodes sold (tonnes)	9,693	9,553	11,233	11,060	12,000	11,592	13,394	12,438

(1)	For the definition of cash and total costs, reference should be made to section 7.

(2)	Copper sold does not include tonnes sold prior to pre-commercial production.

(3)	Copper produced does not include tonnes produced prior to pre-commercial production.

Significant Quarterly Milestones

In the second quarter of 2005, the Company commenced commercial production at Kansanshi operation which significantly increased copper production in Q2 and continued to increase as production ramped up through the remaining quarters of 2005.

In the first quarter of 2005, the Company sold its investment in Anvil for a profit of $16.1 million.

19